PRESS RELEASE

Sustainable Agriculture and Infrastructure Construction Highlight
Banro Foundation’s Social Development Initiatives in 2015

Toronto, Canada – December 17, 2015 - Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to report on the 2015 achievements of the Banro Foundation, a registered charity in the Democratic Republic of the Congo (the "DRC”) which invests in education, health care and social infrastructure development and in sustainable agriculture. The Banro Foundation has completed over 70 social developments in the eastern DRC since 2005.

Sustainable Agriculture

Promoting sustainable agriculture and economic self-sufficiency is a critical task in the eastern DRC. To tackle that challenge, the Banro Foundation in 2015 shifted its primary focus to sustainable agriculture. This is being pursued mainly through the Fundi agricultural project, which is located 15 kilometres from the Company’s Namoya mining project.

The Fundi project began in 2014 with the planting of 100 ha of maize and cassava. This initial crop is now being sold throughout the region in response to a local shortage of food, in particular maize. The second planting, begun in late September 2015, has seen maize, cassava and soybeans planted on 250 ha of land. The farm currently employs several people from Fundi village and neighbouring villages, and will employ many more local people as acreage grows over time.

The Fundi project has a number of goals -- to generate local employment and incomes, to provide a new food supply for the region and open new markets for locally grown produce and, perhaps most important, to serve as a model farm for people in the region and to transfer enhanced agricultural skills to local farmers. This last goal is being realized already. Banro’s Namoya gold mine is currently transitioning about 600 former artisanal miners into farming livelihoods at six separate villages. These new farming communities are being assisted by the Fundi farm, through the provision of hybrid seeds, the loan of tractors for ploughing and agricultural expertise.

Related to the Fundi agricultural project, the Banro Foundation has been asked by the Maniema provincial government to rehabilitate and manage the operations of the region’s only seed farm, located at Kisamaba in Maniema province. This is a major undertaking involving substantial investment and reconstruction of extensive farming and housing infrastructure and would be funded by international donors. The seed farm has the potential to play a far-reaching role in agricultural development in the region, providing much needed seeds to farmers at competitive prices throughout Maniema province and beyond. An agreement with the provincial government is currently being finalized.

Social Infrastructure Development

Since completing construction of two high schools in 2009, the Banro Foundation’s top priority for many years was social infrastructure development. This included construction of 10 schools and rehabilitation of two more schools serving over 7,000 students, construction of a women’s residence at the University of Kindu in Maniema province, construction of five health facilities, completion of four potable water systems serving 33,000 people and many more projects.

The Foundation continued to pursue such projects through 2015 with the construction of a rural health care centre through a contract with BCECO, a multilateral and DRC government agency. Under the same contract, the Banro Foundation will soon begin construction of a second health centre and plans to undertake multiple construction projects in Maniema province in 2016.

A further social infrastructure project underway is construction of the third stage of the Nabuntalaga market at Luhwindja, South Kivu. The first two stages of the project quickly filled to capacity and the local Banro Foundation committee, composed of local community leaders, recommended the construction of a third and final stage. Regional markets are critical to local economic development, creating a focus for the commercial exchange of goods and increasing the velocity of money in circulation.

In addition, several smaller Banro Foundation projects were maintained through the year, chief among them a series of scholarship programs for local young people which support 26 university students at four Congolese universities, five high school students at an advanced technical school in the city of Bukavu, and a post graduate student in a South African University.

Banro Employee Initiatives

Banro’s employees, working on their own, also made a number of important contributions to local social development over 2015. At the Company’s Twangiza gold mine in South Kivu province, employees have banded together to create “Hand of Compassion”, which is dedicated to helping the poor and disadvantaged in their local area. Among many other projects, Hand of Compassion has provided major assistance to almost 100 needy families in the community, provided clothing for local primary students and organized a community football tournament to raise funds and buy livestock for a local orphanage. Employees at Banro’s Namoya gold mine launched their own Hand of Compassion on December 12, with immediate plans to assist needy families over the holiday season.

One of the Company’s executives in Toronto, with his wife, arranged with a Canadian NGO to ship 25,000 French-language text books to the schools which Banro Foundation has built in the eastern DRC. The books have been distributed by the Foundation and a request for a second shipment has been made. These are just two examples of the many ways in which our people personally assist local families and individuals.

2015 Awards for Social Performance

In addition to the above, Barno through its mining and exploration activities makes substantial contributions to economic improvement in the DRC. In October, 2015 these contributions were formally recognized with the award of “Best Performer in Social Investment” at the DRC Mining Industry Awards event held on October 15, 2015 in Kinshasa, DRC. The Company’s founder, Arnold T. Kondrat, was also nominated in the category of Lifetime Achievement Award.

The Company’s contributions to economic development in the eastern DRC provinces of South Kivu and Maniema, where its two gold mines and exploration projects are located, are far-reaching. They include the creation of thousands of capacity-building jobs throughout the region; the construction of significant infrastructure, including the rebuilding of over 500 kilometres of public roads and 90 bridges and stream-crossings; the nurturing on a major scale of local businesses and supply chains; the promotion of alternative and sustainable livelihoods for people living near its operations and more.

This was the second award Banro received in the DRC in 2015. In May, the Company’s subsidiaries in South Kivu province were recognized as the Best Employer in South Kivu for job creation and for the quality of wages and benefits paid to employees. In making the award, union spokespersons also referred to Banro’s contribution to the fight against youth unemployment and its role in generating employment through the use of local contractors and service providers.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com